Mail Stop 3561

January 21, 2010

Via Fax & U.S. Mail

Mr. Rowland W. Day
Chief Executive Officer
Blindspot Alert, Inc.
1 Hampshire Court
Newport Beach, CA 92660

> **Re:** **Blindspot Alert, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed April 13, 2009**
> **File No. 333-140378**

Dear Mr. Day:

We have reviewed your response letter dated November 20, 2009, and amended Form 10-K filed on November 23, 2009, and have the following comments. Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the Company, advise the staff of the reason thereof. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-Q for the period ended September 30, 2009

Balance Sheet, page F-1, and
Note 9-Websafety Asset Purchase, page F-9

1. We note that you issued 27,000,000 shares, valued at $2,700,000 for your investment in Websafety Technology. Please advise us and expand your disclosure to discuss how these shares were valued and accounted for within your financial statements, including how your treatment complies with EITF 96-18. If the shares were valued at the fair value of the stock issued, tell us and expand your disclosure to explain why the fair value of the shares of your common stock was deemed a more reliable measure than the value of the consideration received in light of the limited trading activity of your stock. We may have further

comment upon reviewing your response.

2. In light of your continued net losses, negative operating cash flows, and lack of revenue generating activities as of this time, please tell us and add disclosure to describe whether these factors triggered an impairment analysis of your long-lived assets in accordance with SFAS No. 144. As part of your response, tell us the results of your impairment analysis and if your analysis did not result in an impairment charge, please explain why, including any mitigating factors considered by management in determining the whether an impairment existed as of December 31, 2009. If an analysis was not performed, please tell us why in light of the aforementioned impairment indicators. We may have further comment upon reviewing your response.

Statements of Operations, page F-2

3. We note your response to previous comment number 6, and it appears that you have not revised your financial statements as indicated in your response. Therefore, we reissue previous comment number 6. Please revise your financial statements in future filings to include the loss on option acquire of $245,000 within loss from continuing operations in light of the fact the software licensing rights underlying the option agreement was related to your plan of operations and accordingly, should be reflected within operating expenses.

Statement of Stockholder's Equity, page F-4

4. We note that 1,242,857 shares of common stock were issued for cash proceeds of $435,000 during the quarter September 30, 2009. Please tell us and revise your notes in future filings to disclose the details surrounding these issuances.

5. We also note several issuances of shares of common stock for services. Please tell us and revise your notes to the financial statements in future filings to disclose the nature and terms of each issuance, including how the shares of common stock were valued in each of the transactions and explain why it appears that shares issued on similar dates are valued differently. Please note that the amounts appearing on the face of the statements of stockholders' equity should reconcile to your disclosures in the notes to the financial statements. Please revise your disclosures accordingly. We may have further comment upon reviewing your response.

Note 9-Websafety Asset Purchase, page F-9

6. We note that the Company resolved to issue 478,000 shares of common stock to non-employee consultants. Please tell us and revise the notes to your consolidated financial statements to disclose how such shares of common stock are being valued and accounted for within your financial statements. Given the

limited trading activity of your stock, tell us how you considered the guidance prescribed in EITF 96-18 in determining the measurement and recognition of the issuance of common stock to the non-employee consultants. We may have further comment upon reviewing your response.

You may contact Effie Simpson at (202) 551-3346, or, in her absence, Jean Yu, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Robert Saluzzo, CFO
(949) 642-1274